[PEAPACK-GLADSTONE FINANCIAL CORP. LETTERHEAD]

October 26, 2012

VIA EDGAR/US MAIL/FACSIMILE

United States Securities & Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-5546

Attention: Sharon Blume, Assistant Chief Accountant

Re:	Peapack-Gladstone Financial Corp.
Form 10-K for the Fiscal Year Ended December 31, 2011
Form 10-Q for the Quarterly Period Ended March 31, 2012
Form 10-Q for the Quarterly Period Ended June 30, 2012
File No. 001-16197

Dear Ms. Blume,

We are in receipt of your follow-up letter dated October 15, 2012, containing additional comments to our letter dated September 10, 2012 responding to your original comments to the Annual Report on Form 10-K for the year ended December 31, 2011 and to the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012 of Peapack-Gladstone Financial Corporation (the “Corporation”). Set forth below is our response to the comments in your letter.

SEC Comment:

We have reviewed your response to prior comment five from our letter dated August 7, 2012. In your response you state that modifications of residential mortgage loans for which a borrower is experiencing a temporary hardship may include a deferment of up to six months of loan payments which, in Management’s judgment, does not reflect a significant delay, given that these loans typically have original maturities of 15 to 30 years. Please provide us with the following as it relates to these short-term loan modifications:

•	Discuss the types of temporary hardships experienced by these borrowers;
•	Quantify the amounts of loans that have been modified using this type of workout strategy each period presented. Clarify whether these short-term modifications are only made on mortgage loans or various types of loans;
•	Provide additional analysis supporting your conclusion that these short-term modifications should not be classified as troubled debt restructurings;
•	Tell us how the loans are classified (performing vs. non-performing) and whether they continue to accrue interest; and
•	Describe whether these loans are included in your ASC 450-20 or ASC 310-10 impairment analysis.

Response:

The Company has applied the following guidance to determine insignificant delays: ASC 310-40-15-17 states the following:

The following factors, when considered together, may indicate that a restructuring results in a delay in payment that is insignificant:

a.	The amount of the restructured payments subject to the delay is insignificant relative to the unpaid principal or collateral value of the debt and will result in an insignificant shortfall in the contractual amount due.
b.	The delay in timing of the restructured payment period is insignificant relative to any one of the following:
1.	The frequency of payments due under the debt
2.	The debt’s original contractual maturity
3.	The debt’s original expected duration

Pursuant to the above literature and to respond to the questions, we note the following:

Temporary hardships experienced by borrowers associated with modifications of residential mortgage loans that include a deferment of loan payments for up to six months have been generally caused by temporary unemployment and related loss of income. These type of short term modifications (forbearances) have only been done for residential first mortgage loans.

When residential first mortgage loan borrowers are granted deferral periods, the deferred payments are added to the back end of the loan, thereby extending the maturity by the number of deferred payments. Therefore, there have been no principal concessions granted. The average forbearance period for these loans is between three to six months, and the average remaining life of these loans is generally in excess of 300 months. Therefore, on average, the forbearance period is a very small or insignificant percentage of the remaining life of the loan and the overall cash flows on the loan. When this insignificant period (six months or less) relative to the overall maturity of the loan is combined with past payment performance, no previous forbearances that would put the combined total forbearance period in excess of six months, and a full expectation the loan will return to the contractual payment status within six months, these loans are not considered TDRs. While in the forbearance period, although these loans are not classified as nonaccrual, the Bank does not record any income from the loans since payments are not being received.

During the year ended December 31, 2011, 13 residential first mortgage loan borrowers were granted a payment deferral up to six months due to temporary hardships being experienced by the borrowers. Three of these forbearances were still in effect as of December 31, 2011. Two of the 13 loans were categorized as TDRs because they had also been granted a deferral period in a prior year and the cumulative amount of deferral period was greater than six months. The aggregate amount of the other 11 loans that were not considered TDRs was $3.5 million. Of the $3.5 million, two residential loans totaling $1.1 million paid off prior to year end, leaving $2.4 million of modified residential loans not considered TDRs.

During the quarter ending March 31, 2012, one residential first mortgage loan borrower with a principal balance of $61,000 was granted three months forbearance.

During the quarter ending June 30, 2012, six residential first mortgage loans totaling $1.2 million were granted payment deferrals up to six months. Two of the loans totaling $263 thousand had been granted forbearances in prior periods bringing the total overall forbearance period to greater than six months, and, because the cumulative period for each was greater than six months, were categorized as TDRs.

When loans are granted a forbearance period, the Bank reflects them as criticized assets and includes them with other Special Mention loans in its ALLL methodology when calculating the level of general (pooled) reserves (ASC 450-20). Special Mention loans carry a higher level of reserves than pass-grade loans. Any loan that is categorized as a TDR is considered a substandard classified asset and undergoes impairment analysis to determine an appropriate specific reserve (if it is performing) or partial charge off (if nonperforming) under ASC 310-10. If a loan which has been granted a forbearance period demonstrates a satisfactory payment record, generally a minimum of six months, then the Bank may remove it from the Special Mention loans and designate it as a pass-grade loan.

We acknowledge that (1) the Corporation is responsible for the adequacy and accuracy of the disclosure in our filings with the SEC, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to any of our filings with the SEC; and (3) the Corporation may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

My direct phone number is 908-719-4308. If you cannot reach me, you can speak to our Comptroller, Mary Russell, at 908-719-4309.

Sincerely,

/s/ Jeffrey J. Carfora

Jeffrey J. Carfora
Executive Vice President,
Chief Financial Officer and
Chief Accounting Officer